Exhibit 99.5

GOVERNMENT OF ALBERTA

2020-21 First Quarter

Fiscal Update and

Economic Statement

August 2020

Table of Contents

2020-21 First Quarter Fiscal Plan Highlights	3

Revenue and Expense Highlights	4

Assets and Liabilities	6

Balance Sheet Summary	6

Revenue	7

Operating Expense by Ministry	8

Debt Servicing Costs	8

Contingency / Disaster and Emergency Assistance Expense	9

Capital Amortization Expense	9

Borrowing Requirements / Borrowing Sources	9

Cash Adjustments / Borrowing Requirements	10

Inventory Consumption Expense / Inventory Acquisition	10

Capital Plan Highlights	11

Capital Plan Summary	11

Economic Update	12

Key Energy and Economic Assumptions	15

Fiscal Stabilization Program	16

Alberta’s Tax Advantage	17

Reporting Methodology and Legislative Compliance	18

(Note: Amounts presented in tables may not add to totals due to rounding.)

Treasury Board and Finance, Government of Alberta

August, 2020

2020–21 First Quarter Fiscal Update and Economic Statement

Additional copies of this report may be obtained by visiting our website at:

www.alberta.ca/budget-documents.aspx

2	2020–21 First Quarter Fiscal Update and Economic Statement

2020-21 First Quarter Fiscal Plan Highlights

Alberta’s Budget 2020 was presented on February 27, 2020, just prior to the March 11 World Health Organization declaration of a global pandemic. The government took swift action by adding $500 million to the budget and the Appropriation Act, 2020 for Ministry of Health voted expense. The impact of COVID-19 has been significant globally, shuttering economies, preventing travel and reducing energy demand. The cumulative impacts have seriously affected the government’s fiscal situation.

A deficit of $24.2 billion is forecast for 2020-21, $16.8 billion higher than estimated in Budget 2020. This is due to a severe decline in revenue, coupled with increased expense, mainly from temporary initiatives to address

COVID-19, and support Albertans, Alberta businesses and the economy.

Total revenue of $38.4 billion is forecast, down $11.5 billion from budget. Almost 80 per cent of the drop is from lower income taxes, resource revenue and net income from gaming.

Total expense of $62.6 billion is forecast, an increase of $5.3 billion from budget. Operating expense is $2.6 billion higher, primarily from $2.5 billion in COVID-19 / Recovery Plan initiatives. Capital grants are $716 million higher, with $638 million for municipal and other economic stimulus. Inventory consumption is $672 million higher, of which $632 million is for COVID-19-related personal protective equipment. A $1,250 million provision for divestment of crude-by-rail contracts is being added to expense in 2020-21, as not all of the contracts were assigned last year as was planned.

The Capital Plan in 2020-21 is forecast at $8.4 billion, $1.4 billion more than budget, mainly reflecting capital maintenance and renewal investment accelerated from future years, and increased grants to municipalities. Both increases were undertaken for economic stimulus purposes. A $1.5 billion investment in the Keystone XL pipeline egress infrastructure brings total support to almost $10 billion.

Taxpayer-supported debt is forecast at $99.6 billion on March 31, 2021, an increase of $25.4 billion from 2020, with $19.8 billion for the Fiscal Plan and another $5.6 billion for the Capital Plan.

Fiscal Plan Summary	Fiscal Year			Change
(millions of dollars)	2019-20	2020-21		from
Income Statement	Actual	Budgeta	Forecast	Budget
Revenue
Income tax revenue	15,351	17,105	12,858	(4,247)
Other tax revenue	5,747	5,782	5,242	(540)
Non-renewable resource revenue	5,937	5,090	1,224	(3,866)
Other revenue	19,189	22,019	19,125	(2,894)
Total Revenue	46,224	49,996	38,449	(11,547)
Expense
Operating expense	48,616	47,809	47,896	87
Capital grants	1,696	2,302	2,380	78
Amortization / inventory consumption / loss on disposals	3,720	3,857	3,904	47
Taxpayer-supported debt servicing costs	1,783	2,066	2,220	154
Self-supported debt servicing costs	452	439	306	(133)
Pension provisions	(334)	(415)	(389)	26
Expense (excl. COVID-19 / Recov. Plan, contingency, crude-by-rail)	55,936	56,056	56,317	261
COVID-19 / Recovery Plan:
Operating expense	218	500	3,021	2,521
Capital grants (municipal)	-	-	638	638
Inventory consumption (PPE)	-	-	632	632
Disaster and emergency assistance - allocated	1,356	-	491	491
Contingency / disaster and emergency assistance - unallocated	-	750	259	(491)
Crude-by-rail provision	866	-	1,250	1,250
Total Expense	58,376	57,306	62,608	5,302
Surplus / (Deficit)	(12,152)	(7,310)	(24,159)	(16,849)
Capital Plan
Capital grants	1,696	2,302	3,018	716
Capital investment	3,868	4,687	5,401	714
Total Capital Plan	5,564	6,989	8,420	1,431

[a]

Budget 2020-21 numbers have been restated to reverse reporting C-FER Technologies as a government business enterprise (GBE), adding $17 million to expense ($16 million operating, $1 million amortization) and $17 million to revenue ($16 million miscellaneous, $1 million GBE) of Economic Development, Trade and Tourism. Budget 2020 was also adjusted to add $500 million to Health Ministry voted expense, prior to Royal Assent, for the COVID-19 pandemic.

2020–21 First Quarter Fiscal Update and Economic Statement	3

Revenue and Expense Highlights

Total Revenue is forecast to be $38.4 billion, $11.5 billion lower than estimated in Budget 2020.

•	Resource revenue has dropped drastically to $1.2 billion, a level not seen since the early 1970s and $3.9 billion lower than budget. The global shut-down has cratered oil demand and prices, even as global producers have continued to constrain production to re-balance supply and demand. Alberta’s production was already limited due to the lack of egress capacity, and the impact of COVID-19 on world energy demand has further pummeled Alberta’s oil patch. Many oilsands projects are generating minimum or no positive returns this year, reducing significantly any royalty payable under the revenue minus cost royalty regime. Royalty rates also decrease with lower oil prices.

•	The West Texas Intermediate (WTI) oil price forecast is US$35.60 per barrel (/ bbl) for 2020-21. This is down more than $22/bbl from budget. While prices have averaged US$31 for the first four months April 1 to July 31, significant uncertainty continues. The light-heavy oil price differential has been very volatile, and is forecast to average US$12.50/bbl for the fiscal year, US$6.60 narrower than budget. A US-Canadian dollar exchange rate of 73 US¢/Cdn$ is forecast, 3.5 cents below budget.

•	Bitumen royalties of $686 million are forecast, $2.5 billion lower than budget, while crude oil royalties are forecast to be $316 million, down $819 million. In addition to the price decline, overall oil production is expected to drop by about 13 per cent. Natural gas and by-products royalties of $77 million are forecast, $352 million less than budget. The forecast for the Alberta Reference Price has increased 20 cents from budget, and while the lower exchange rate also supports natural gas revenue, royalties from natural gas by-products follow oil prices, and are therefore materially lower. Production is also estimated to be 6 per cent lower than budget.

•	Personal income tax revenue is forecast at $10.7 billion, a $1.9 billion decrease from budget, while corporate income tax of $2.1 billion is $2.4 billion lower.
Household incomes and corporate profits have deteriorated due to the COVID-19 pandemic.

•	Other tax revenue is forecast at $5.2 billion, a $540 million decline from budget. Lower consumption has resulted in decreases of $296 million to fuel tax, and $125 million to the tobacco tax and tourism levy. Reversing the budgeted education property tax increase reduces revenue by a further $87 million.

•	Federal transfers of $10 billion are forecast, $846 million higher than estimated in Budget 2020. Increases include $420 million for the Site Rehabilitation Program, a $303 million portion of the Safe Restart Agreement and $102 million from the Low Carbon Economy Leadership Fund. Municipal infrastructure transfers have been re-profiled from 2019-20, and agriculture assistance has increased.

•	Investment income is forecast at $1.5 billion, $1.1 billion lower than budget, primarily due to the initial shock to global financial markets of COVID-19. Losses from 2019-20 and early 2020-21 are expected to be realized this year. The asset base on which to earn income has also declined.

•	Total revenue from other sources is forecast at $7.6 billion, $2.7 billion lower than budget. Significant declines include: a $0.9 billion drop in gaming revenue as casinos closed temporarily; $0.5 billion in ATB Financial net income, primarily due to increased loan loss provisions; $150 million higher losses from Alberta Petroleum Marketing Commission; $111 million in post-secondary tuition; $113 million from waiving energy industry levies for six months; $348 million decrease in SUCH sector sales and donations; $168 million lower AIMCo investment management fees from delays in adding assets; a drop of $123 million in TIER compliance payments.

Total Expense of $62.6 billion is forecast, $5.3 billion higher than budget.

•	Operating expense (excluding COVID-19 / Recovery Plan) is $47.9 billion, $87 million higher than Budget 2020. Increases include $301 million in Health, mainly due to delaying implementation of budgeted

Alberta Health Services savings and increased seniors’ drug costs, and another $180 million in post-secondary institution expense. These are largely offset by various reductions, including $152 million in Treasury Board and Finance primarily from investment management fees, $132 million in Education as K-12 in-person classes were cancelled due to COVID-19, and $99 million in Indigenous Relations from First Nation casino closures.

•	COVID-19 / Recovery Plan operating expense of $3 billion is forecast. More details are below.

•	Budget 2020 included a disaster contingency of $750 million, of which $491 million has been allocated as follows: $230 million for wildfire fighting, $103 million in agriculture support and $158 million for municipal disaster recovery programs.

•	Capital grants of $3 billion are forecast, up $716 million from budget, due primarily to re-profiling federal funds from 2019-20, and to the $500 million for municipal economic stimulus.

•	Inventory consumption expense has increased $672 million, reflecting the use of personal protective equipment and provision of seniors’ drugs.

•	Debt servicing costs (DSC) have increased by $21 million. Self-supported debt DSC has decreased by $133 million, almost entirely from Alberta Capital Finance Authority.

•	DSC on taxpayer-supported debt is a net $154 million higher. While borrowing requirements for 2020-21 have increased by about $23 billion relative to Budget 2020, a substantial amount of borrowing undertaken late in 2019-20 and so far this year has been executed at significantly lower rates than was estimated in the budget.

•	Unfunded pension liabilities (deficiency between net present value of plan assets, income and contributions and NPV of expected payments, over the life of the plan) are forecast to decrease by $389 million, $26 million less than estimated. A decrease in liabilities is reported as negative expense.

•	A $1.5 billion provision was estimated in Budget 2019 for divestment of crude-by-rail (CBR) contracts in

4	2020–21 First Quarter Fiscal Update and Economic Statement

2019-20. Not all of the contracts were assigned, and some costs continue, therefore $866 million was reported in expense for 2019-20.

•	The CBR was a gamble by the previous government that saw taxpayers buying 120 thousand barrels of oil a day, leasing rail cars and paying for space on lines, setting up terminals and storage facilities, and hopefully selling the oil in various North American destinations for a price that exceeded all of these costs. The only way this made money was if there was an uplift to royalty and tax revenue that would not have otherwise occurred. It originally cost a net $1.8 billion: $3.7 billion cost for rail contracts plus $6.8 billion to buy oil, less hoped-for revenue from selling the oil of $8.8 billion. However, under actual market conditions, revenue would have declined.

•	Since rail transportation costs about US$8-10/bbl more than pipelines, CBR required the light-heavy oil price differential to remain wide for the 3-year term of the program. The differentials were expected to average over US$20/bbl, but the differential ended up just under US$15/bbl in 2019-20 and is now estimated at $12.50 for 2020-21.

•	Current estimates are that CBR revenue would be $0.4-$0.7 billion lower, and the net cost $2.3-$2.7 billion instead of $1.8 billion. This is what the government is working to extricate Albertans from, at a revised estimated cost of $2.1 billion. This results in a $1,250 million provision in 2020-21.

COVID-19 / Alberta’s Recovery Plan Initiatives

Since March 2020, Alberta has been hit by the largest public health crisis in a century, the biggest global economic crisis since the 1930s and a collapse in oil prices. This was on top of the ongoing economic weakness since 2015, and struggles from insufficient pipeline capacity and the associated impacts on prices Alberta oil producers receive.

The Alberta government responded by amending Budget 2020 to provide an additional $500 million in health care funding, and closed schools, universities,

colleges and some businesses. However, a wide-scale shutdown was averted. At the height of the pandemic, 85 per cent of Alberta’s businesses representing 96 per cent of the economy remained open.

An Economic Recovery Council of prominent business, labour and public service leaders was formed to help guide development of Alberta’s Recovery Plan. The Plan was released on June 29.

Protecting Albertans from the health and financial impacts of COVID-19 continues to be a priority for the government. Various measures to protect jobs, support individuals, families and businesses, and support economic recovery and diversification have been announced. Not all of these directly impact the government’s fiscal situation, as many are temporary, are funded from cash reserves or federal transfers, or accelerate already-planned spending.

Direct revenue measures total approximately $0.8 billion, while spending initiatives total $6.8 billion. Of the spending initiatives, $1.4 billion is funded from federal transfer revenue, $0.5 billion is funded by cash reserves (primarily from the TIER Fund balance), and $0.9 billion is from accelerating already-budgeted Capital Maintenance and Renewal projects from future years.

Operating expense COVID-19 initatives total $3.9 billion, with over $0.2 billion in 2019-20, $3 billion in 2020-21 and another $0.6 billion in 2021-22 (primarily site rehabilitation work):

•	$0.8 billion for health care, including support for long-term care homes and those working there, mental health support for those in need, and the COVID-19 testing program.

•	$0.2 billion for emergency isolation payments, supports to community organizations, protecting vulnerable seniors, school nutrition, caregivers’ supports and food banks.

•	$1.7 billion in supports to businesses, including waiving WCB premiums and providing re-launch grants to small and medium-sized business, rent relief, helping daycare operators re-open, support to the agriculture sector, and site rehabilitation funding from the federal government.

•	$0.7 billion in municipal support for emergency operations centers and Safe Restart Agreement federal funding.

•	$0.5 billion to accelerate environmental programs under the TIER Fund and federal Low Carbon Economy Leadership Fund.

Revenue initiatives total $0.8 billion, with $0.6 billion in 2020-21 and the remaining $0.2 billion in 2021-22.

•	Accelerating the final two years of the Job Creation Tax Cut, moving to 8 per cent on July 1, 2020 instead of one percentage point reductions in each January of 2021 and 2022, makes Alberta one of the most tax competitive jurisdictions in North America for businesses. Acceleration of the corporate income tax rate reduction reduces government revenue by approximately $0.2-$0.3 billion.

•	Other measures include reversing the education property tax requisition increase, waiving Alberta Energy Regulator levies for six months, providing tourism levy relief and suspending hospital parking fees.

Purchasing personal protective equipment for health care workers and the public has required $0.6 billion (inventory acquisition / consumption).

Capital Plan support of $2.3 billion:

•	$0.9 billion in Capital Maintenance and Renewal accelerated from future years.

•	$0.7 billion in municipal support.

•	$0.7 billion in strategic projects aimed at boosting economic prosperity.

Other support totals $5.3 billion, primarily with no direct immediate impact on the fiscal plan. This includes deferrals of revenue or receivables (e.g. education property tax, registry fees, student loans, corporate income tax, Workers’ Compensation Board premiums, utility payments, timber royalties), loans to the Orphan Well Association, an additional $175 million investment in the Alberta Enterprise Corporation, and a $1.5 billion investment in the Keystone XL pipeline.

2020–21 First Quarter Fiscal Update and Economic Statement	5

Assets and Liabilities

Financial Assets of $75.2 billion are forecast for March 31, 2021, a decrease of $1.2 billion from 2020.

•	Heritage Fund, endowment and other funds are up a net $207 million. Heritage Fund inflation-proofing is $195 million based on 1.2 per cent Alberta CPI, while Alberta Enterprise Corporation is receiving $75 million. These are offset by endowment fund decreases of $63 million, as income is less than what is being withdrawn.

•	Assets of the Agriculture Financial Services Corporation (AFSC) and Alberta Capital Finance Authority (ACFA) are increasing $221 million: estimated cash (equity) of $200 million is being recovered from ACFA as it is being dissolved this year, while AFSC assets are increasing by $421 million.

•	Equity in commercial enterprises is a net $586 million lower, due mainly to the ATB Financial loss of $250 million and the $414 million loss of Alberta Petroleum Marketing Commission (APMC). The $1.5 billion Keystone XL pipeline investment in APMC assets is offset by an equivalent increase in APMC liabilities.

•	Other financial assets are decreasing a net $1.1 billion.

Liabilities are forecast at $142 billion on March 31, 2021, $25.5 billion higher than on March 31, 2020.

Taxpayer-supported debt is estimated at $99.6 billion, $25.4 billion higher than 2020 and $23 billion more than anticipated in Budget 2020.

•	Liabilities for capital projects are up $5.6 billion from March 31, 2020, due to $5.5 billion in direct borrowing, $107 million in alternative financing, less $74 million in principal repayments on completed private-public partnership projects.

•	Direct borrowing for the Fiscal Plan and other operational needs is now forecast to be $19.9 billion in 2020-21.

•	AFSC and ACFA liabilities are increasing a net $221million, mirroring the changes to their assets.

•	Other liabilities are $0.2 billion higher, while government obligations for pension plan liabilities have decreased by $0.4 billion.

Net financial debt (financial assets less liabilities) on March 31, 2021 is estimated at $66.9 billion, an increase of $26.7 billion, reflecting the greater borrowing required to deal with the economic and fiscal consequences of the COVID-19 pandemic. The net debt to GDP (2020 forecast) ratio is 22 per cent.

Capital and other non-financial assets of $54.1 billion are forecast for March 31, 2021, a $2.6 billion net increase from March 31, 2020. This comprises $5.4 billion in added capital assets less $2.7 billion in amortization; addition of $1.8 billion in inventory assets (e.g. personal protective equipment, vaccines, drugs) less consumption of $1.8 billion; and a net decrease of $0.1 billion in deferred capital contributions.

Net Assets of negative $12.7 billion are forecast for March 31, 2021, a $24.2 billion decrease from 2020, reflecting the 2020-21 deficit.

Balance Sheet Summary	At March 31			Change
(millions of dollars)	2020	2021		from
	Actual	Budget[a]	Forecast	2020
Financial Assets
Heritage Fund, endowment and other funds	20,670	21,118	20,877	207
Self-supporting lending organizations	22,075	23,046	22,296	221
Equity in commercial enterprises	1,105	1,258	519	(586)
Other financial assets (includes SUCH sector / cash reserves)	32,531	32,258	31,466	(1,065)
Total Financial Assets	76,381	77,680	75,158	(1,223)
Liabilities
Taxpayer-supported debt:
Liabilities for capital projects (direct borrowing / public-private partnerships - P3s)	37,207	41,461	42,785	5,578
Debt issued to reduce pre-1992 Teachers’ Pension Plan unfunded liabiity	594	594	594	-
Direct borrowing for the Fiscal Plan	33,608	38,884	52,201	18,593
Other debt	2,733	2,733	4,000	1,267
Total taxpayer-supported debt	74,142	83,672	99,580	25,438
Self-supporting lending organization debt:
Alberta Capital Finance Authority	15,640	15,829	15,440	(200)
Agriculture Financial Services Corporation	2,426	2,776	2,847	421
Total taxpayer and self-supported debt	92,208	102,277	117,867	25,659
Other liabilities (includes SUCH sector)	15,399	15,492	15,637	238
Pension liabilities	8,918	8,503	8,529	(389)
Total Liabilities	116,525	126,272	142,033	25,508
Net Financial Assets / (Debt)	(40,144)	(48,592)	(66,875)	(26,731)
Capital / other non-financial assets	54,801	56,068	57,477	2,676
Spent deferred capital contributions	(3,231)	(3,360)	(3,335)	(104)
Net Assets	11,426	4,116	(12,733)	(24,159)
Change in Net Assets (before adjustments)	(12,152)	(7,310)	(24,159)
[a] Budget numbers have been restated to reflect 2019-20 Actual results.

6	2020–21 First Quarter Fiscal Update and Economic Statement

Revenue
(millions of dollars)	Fiscal Year			Change
	2019-20	2020-21		from
	Actual	Budget	Forecast	Budget
Income Taxes
Personal income tax	11,244	12,566	10,712	(1,854)
Corporate income tax	4,107	4,539	2,146	(2,393)
	15,351	17,105	12,858	(4,247)
Other Taxes
Education property tax	2,475	2,559	2,472	(87)
Fuel tax	1,376	1,423	1,127	(296)
Tobacco / vaping tax	805	864	796	(68)
Cannabis tax	76	74	79	5
Insurance taxes	662	703	683	(20)
Carbon tax	189	-	-	-
Tourism levy	89	92	35	(57)
Freehold mineral rights tax	75	67	50	(17)
	5,747	5,782	5,242	(540)
Non-Renewable Resource Revenue
Bitumen royalty	4,089	3,211	686	(2,525)
Crude oil royalty	1,175	1,135	316	(819)
Natural gas and by-products royalty	371	429	77	(352)
Bonuses and sales of Crown leases	120	177	22	(155)
Rentals and fees / coal royalty	182	137	123	(14)
	5,937	5,090	1,224	(3,866)
Transfers from Government of Canada
Canada Health Transfer	4,678	4,857	4,841	(16)
Canada Social Transfer	1,694	1,755	1,753	(2)
Direct transfers to SUCH sector / Alberta Innovates Corp.	510	590	560	(30)
Agriculture support programs	362	286	312	26
Infrastructure support	679	828	862	34
Labour market agreements	277	299	299	-
Other	872	495	1,329	834
	9,072	9,110	9,956	846
Investment Income
Alberta Heritage Savings Trust Fund	1,471	1,177	682	(495)
Endowment funds	308	286	107	(179)
Alberta Capital Finance Authority	366	485	208	(277)
Agriculture Financial Services Corporation	158	157	157	-
Other (includes SUCH sector)	526	525	390	(135)
	2,828	2,630	1,544	(1,086)
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,331	1,396	496	(900)
AGLC – Liquor	845	844	842	(2)
AGLC – Cannabis	(14)	(36)	(30)	6
ATB Financial	104	260	(250)	(510)
Balancing Pool	161	135	62	(73)
Other – CUDGCo / APMC	(2,652)	(241)	(400)	(159)
	(225)	2,358	720	(1,638)
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,311	1,460	1,349	(111)
Health / school board fees and charges	703	717	702	(15)
Motor vehicle licences	518	546	510	(36)
Crop, hail and livestock insurance premiums	321	339	339	-
Energy industry levies	325	328	215	(113)
Other (includes land titles, land and grazing, health benefits premiums)	751	804	754	(50)
	3,929	4,194	3,869	(325)
Other
SUCH sector sales, rentals and services	1,036	1,088	841	(247)
SUCH sector fundraising, donations and gifts	724	748	646	(102)
AIMCo investment management charges	385	536	368	(168)
Fines and penalties	200	267	242	(25)
Refunds of expense	359	195	195	-
Technology Innovation and Emissions Reduction Fund	403	421	298	(123)
Miscellaneous	477	472	446	(26)
	3,585	3,727	3,036	(691)
Total Revenue	46,224	49,996	38,449	(11,547)

2020–21 First Quarter Fiscal Update and Economic Statement	7

Operating Expense by Ministry
(millions of dollars)	Fiscal Year			Change
	2019-20	2020-21		from
	Actual	Budget	Forecast	Budget
Advanced Education	5,478	5,126	5,305	179
Agriculture and Forestry	868	833	827	(6)
Children’s Services	1,548	1,636	1,636	-
Community and Social Services	3,965	3,910	3,909	(1)
Culture, Multiculturalism and Status of Women	205	185	173	(12)
Economic Development, Trade and Tourism	282	298	296	(2)
Education	8,134	8,322	8,190	(132)
Energy	597	506	506	-
Environment and Parks	558	532	508	(24)
Executive Council	18	17	17	-
Health	20,870	20,616	20,917	301
Indigenous Relations	162	203	104	(99)
Infrastructure	457	472	470	(2)
Justice and Solicitor General	1,442	1,443	1,443	-
Labour and Immigration	196	209	204	(5)
Municipal Affairs	244	241	241	-
Seniors and Housing	634	637	637	-
Service Alberta	494	482	479	(3)
Transportation	425	384	387	3
Treasury Board and Finance	1,903	1,693	1,541	(152)
Legislative Assembly	140	126	126	-
In-year savings	-	(59)	(18)	41
Operating expense before COVID-19 / Recovery Plan operating expense	48,616	47,809	47,896	87
COVID-19 / Recovery Plan operating expense
Community and Social Services	60	-	48	48
Economic Development, Trade and Tourism	-	-	316	316
Energy	-	-	420	420
Environment and Parks	-	-	367	367
Health	25	500	769	269
Labour and Immigration	114	-	273	273
Municipal Affairs	-	-	658	658
Other[a]	19	-	170	170
Total COVID-19 / Recovery Plan operating expense	218	500	3,021	2,521
Total Operating Expense	48,834	48,309	50,917	2,608

[a] Includes Advanced Ed.; Agric. & Forestry; Culture, Multiculturalism & Status of Women; Education; Seniors & Housing; Transportation; Treas. Bd. & Finance.

Debt Servicing Costs
(millions of dollars)	Fiscal Year			Change
	2019-20	2020-21		from
	Actual	Budget	Forecast	Budget
Taxpayer-supported general debt servicing costs
Education – school boards	11	9	9	-
Seniors and Housing – Alberta Social Housing Corporation	2	-	-	-
Treasury Board and Finance	799	710	1,035	325
Total	812	719	1,044	325
Taxpayer-supported Capital Plan debt servicing costs
Education – Alberta Schools Alternative Procurement P3s	28	27	27	-
Transportation – ring road P3s	90	95	95	-
Treasury Board and Finance – direct borrowing	853	1,225	1,054	(171)
Total	971	1,347	1,176	(171)
Total taxpayer-supported debt servicing costs	1,783	2,066	2,220	154
Self-supported debt servicing costs
Treasury Board and Finance – Ab. Capital Finance Authority	384	367	236	(131)
Treasury Board and Finance – Ag. Financial Services Corp.	68	72	70	(2)
Total self-supported debt servicing costs	452	439	306	(133)
Total Debt Servicing Costs	2,235	2,505	2,526	21

8	2020–21 First Quarter Fiscal Update and Economic Statement

Contingency / Disaster and Emergency Assistance Expense

(millions of dollars)
	Fiscal Year			Change
	2019-20	2020-21		from
	Actual	Budget	Forecast	Budget
Agriculture and Forestry – wildfires	461	-	230	230
Agriculture and Forestry – agriculture indemnities / income support	748	-	103	103
Municipal Affairs – floods	147	-	158	158
Unallocated	-	750	259	(491)
Total Disaster / Emergency Assistance	1,356	750	750	-

Capital Amortization Expense	Fiscal Year			Change
(millions of dollars)	2019-20	2020-21		from
	Actual	Budget	Forecast	Budget
Advanced Education	558	555	555	-
Agriculture and Forestry	23	25	25	-
Culture, Multiculturalism and Status of Women	8	7	7	-
Economic Development, Trade and Toursim	7	8	8	-
Education	433	431	431	-
Energy	18	18	18	-
Environment and Parks	64	85	85	-
Health	557	605	605	-
Infrastructure	123	135	135	-
Justice and Solicitor General	2	6	6	-
Municipal Affairs	27	30	30	-
Seniors and Housing	39	44	44	-
Service Alberta	80	95	95	-
Transportation	611	638	646	8
Treasury Board and Finance	24	29	26	(3)
Other [a]	2	5	5	-
Total Amortization Expense	2,578	2,716	2,721	5
[a]	Includes Community and Social Services; Labour and Immigration; Legislative Assembly.

Borrowing Requirements
(millions of dollars)
	Fiscal Year			Change
	2019-20	2020-21		from
	Actual	Budget	Forecast	Budget
Government	13,555	12,098	24,003	11,905
Provincial corporations	495	2,616	3,075	459
Government business enterprises	990	1,077	1,475	398
Total borrowing requirements	15,040	15,791	28,553	12,762

Borrowing Sources
(millions of dollars)
	Fiscal Year			Change
	2019-20	2020-21		from
	Actual	Budget	Forecast	Budget
Money market (net change)	5,711	(1,500)	(1,500)	-
Public-private partnerships (P3s)	159	151	107	(44)
Term debt	9,170	17,140	29,946	12,806
Total borrowing sources	15,040	15,791	28,553	12,762

2020–21 First Quarter Fiscal Update and Economic Statement	9

Cash Adjustments / Borrowing Requirements
(millions of dollars)	Fiscal Year			Change
	2019-20	2020-21		from
	Actual	Budget	Forecast	Budget

Balance at Start of Year	6,342	2,500	9,405	6,905

Surplus / (Deficit)	(12,152)	(7,310)	(24,159)	(16,849)

Cash Adjustments (negative = cash requirement; positive = cash source)
SUCH / Alberta Innovates own-source revenue / expense	1,335	813	2,244	1,431
Pension provisions (non-cash expense)	(334)	(415)	(389)	26
Net deferred capital contribution adjustment (excluding SUCH)	129	70	45	(25)
Retained income of funds, agencies and accounts:
Alberta Heritage Savings Trust Fund inflation-proofing	(287)	(325)	(195)	130
Alberta Treasury Branches	(104)	(260)	250	510
Agriculture Financial Services Corporation	152	(430)	(421)	9
Endowment funds	(135)	(124)	63	187
Alberta Social Housing Corporation	197	184	214	30
Alberta Capital Finance Authority	(15)	513	200	(313)
Tech. Innov. and Emiss. Reduction Fund / carbon tax acct. / Energy Effic. Ab.	310	116	516	400
Balancing Pool	(161)	(135)	(62)	73
Other	3,057	157	288	131
Energy royalties (difference between accrued revenue and cash)	254	(48)	(731)	(683)
Student loans	(308)	(352)	(510)	(158)
Other cash adjustments	524	(41)	(605)	(564)
2016 Wood Bufffalo fire / 2013 Alberta flood assistance revenue / expense	(84)	209	183	(26)
Inventory acquisition	(131)	(139)	(217)	(78)
Inventory consumption (non-cash expense)	130	137	214	77
Capital Plan (excluding SUCH sector) cash sources / (requirements):
Capital investment (excluding SUCH self-financed and 10% contingency)	(3,085)	(3,213)	(3,899)	(686)
Amortization / book value of disposals	1,021	1,139	1,145	6
Withdrawal from / (deposit to) Capital Plan financing account	123	-	-	-
Direct borrowing for the Capital Plan	3,499	4,100	5,522	1,422
Alternative financing (P3s – public-private partnerships)	159	151	107	(44)
Current principal repayments (P3s)	(66)	(74)	(74)	-
Surplus / (Deficit) plus net cash adjustments	(5,973)	(5,276)	(20,272)	(14,996)
Cash from prior-year final results	854	-	-	-
Direct borrowing for the Fiscal Plan	-	2,776	10,867	8,091
Pre-borrowing for cash management purposes	8,182	2,500	9,000	6,500
Balance at End of Year	9,405	2,500	9,000	6,500

Inventory Consumption Expense	Fiscal Year			Change
(millions of dollars)	2019-20	2020-21		from
	Actual	Budget	Forecast	Budget
Advanced Education	160	178	178	-
Health	846	894	1,489	595
Municipal Affairs	-	-	77	77
Service Alberta	13	14	14	-
Transportation	54	50	50	-
Other (Agriculture and Forestry / Culture / Infrastructure)	5	4	5	1
Total Inventory Consumption Expense	1,078	1,140	1,813	673

Inventory Acquisition	Fiscal Year			Change
(millions of dollars)	2019-20	2020-21		from
	Actual	Budget	Forecast	Budget
Advanced Education	160	178	178	-
Health	869	888	1,484	596
Municipal Affairs	-	-	77	77
Service Alberta	14	14	14	-
Transportation	51	50	50	-
Other (Agriculture and Forestry / Culture / Infrastructure)	6	5	5	-
Total Inventory Acquisition	1,100	1,135	1,808	673

10	2020–21 First Quarter Fiscal Update and Economic Statement

Capital Plan Highlights

The 2020-21 Capital Plan has increased to $8.4 billion, up $1.4 billion from Budget 2020. With the addition of the $1.5 billion investment in the Keystone XL pipeline, which will add egress infrastructure for Alberta’s oil production, the total commitment to infrastructure in 2020-21 is $10 billion.

The $1.4 billion increase to the 2020-21 Capital Plan includes $716 million in capital grants primarily to municipalities, and $714 million in capital investment. Most of this reflects economic stimulus.

The $716 million increase to capital grants comprises: a $500 million boost to municipalities; $106 million in other municipal grants, including federally-funded transportation grants re-profiled from 2019-20 and water and other stimulus projects; $49 million in environmental projects funded from TIER assets; $61 million in other projects, such as the Lethbridge Exhibition Centre Expansion and MacKenzie County Gas Supply Line.

Of the $714 million capital investment added, $684 million consists of Capital Maintenance and Renewal (CMR) funding accelerated from future years (another $60 million in CMR is included in Transportation operating expense). Other increases of $30 million for strategic economic recovery plan projects, $66 million in re-profiled health facility projects, $27 million funded by Alberta Health Services and

$20 million in projects carried-over from 2019-20, are largely offset by decreases of $69 million in re-profiled school projects and $44 million for the South West Calgary Ring Road reflecting faster progress by the private sector partner.

Factors impacting project progress include the pace of construction, project scope, land conditions, timing related to tendering, permitting and planning and rate of project identification, approval and construction under federal programs.

Direct borrowing of $5.5 billion is forecast, an increase of $1.4 billion from budget due to the increased Capital Plan, primarily for economic stimulus.

Capital Plan Summary
(millions of dollars)	Fiscal Year			Change
	2019-20	2020-21		from
By Ministry	Actual	Budget	Forecast	Budget
Advanced Education	554	654	752	98
Agriculture and Forestry	28	39	88	49
Community and Social Services	-	1	1	-
Culture, Multiculturalism and Status of Women	40	61	60	(1)
Economic Development, Trade and Tourism	10	12	12	-
Education	600	842	1,023	181
Energy	73	163	163	-
Environment and Parks	68	123	194	71
Health	1,083	1,288	1,381	93
Indigenous Relations	3	19	19	-
Infrastructure	125	270	348	78
Justice and Solicitor General	5	10	25	15
Labour and Immigration	1	1	1	-
Municipal Affairs	1,128	1,236	1,739	503
Seniors and Housing	182	216	235	19
Service Alberta	88	94	94	-
Transportation	1,551	1,941	2,263	322
Treasury Board and Finance	23	19	19	-
Legislative Assembly	1	3	3	-
Total Capital Plan	5,564	6,989	8,420	1,431
Capital Plan Financing
Capital Plan 10% contingency	-	(700)	(700)	-
Funding required	5,564	6,289	7,720	1,431
Cash received / assets donated for capital purposes / book value of disposals	840	918	924	6
Retained income of funds and agencies	100	200	172	(28)
SUCH sector self-financed	783	774	802	28
Technology Innovation and Emissions Reduction Fund	60	146	194	48
Alternative financing (P3s)	159	151	107	(44)
Capital Plan financing account withdrawal / (deposit)	123	-	-	-
Direct borrowing	3,499	4,100	5,522	1,422
Total Capital Plan Financing	5,564	6,289	7,720	1,431

2020–21 First Quarter Fiscal Update and Economic Statement	11

Economic Update

Overview

The world has changed dramatically since Budget. Prior to March, global economic growth was expected to pick up amid easing trade tensions and an upturn in global trade and manufacturing activity. Against this backdrop, there were encouraging signs of a solid turnaround in the Alberta economy. The Alberta Activity Index (AAX), a measure of economic activity, grew 2% year-over-year in February. This changed abruptly in March, when the province confronted an unprecedented crisis from the dual impact of the COVID-19 pandemic and collapse in oil prices.

Although Alberta was able to keep a significant portion of its economy open at the height of the pandemic compared with other provinces, COVID-19 has dealt a severe blow to the economy. Global, national, provincial, and local public health measures to contain and mitigate the spread of the virus have reduced economic activity and resulted in permanent and temporary business shutdowns and historic job losses, in Alberta and across the globe. These factors resulted in a sharp drop in demand for goods and services in March and April in Alberta and globally, hurting Alberta’s exports. The downturn in the labour market, along with increased uncertainty about the economy, have dented consumer spending. Adding to these challenges is the plunge in oil prices, which has derailed prospects of a recovery in Alberta’s energy sector this year.

health measures like physical distancing and limits on mass gatherings are likely to remain in place until a vaccine and therapies are developed. Until then, some businesses will need to modify their practices to ensure the safety of employees and patrons. Consumers may be slow to resume activities due to lingering concerns about the virus and their finances. The negative impacts of extremely low prices in the second quarter of this year are also expected to linger in the energy sector. Against this backdrop, real GDP is expected to see a partial rebound of 4.6% next year, while employment is set to grow 4.3%. Both are not forecast to fully recover until after 2021.

Service sector downturn

The service sector, which is typically resilient and has acted as a buffer to the economy in prior recessions, has been hit particularly hard during the pandemic. This sector accounts for nearly 75% of employment in the province. Travel restrictions and economic weakness in the U.S., Canada and elsewhere have pummeled activity in tourism-related industries such as accommodation and food services, entertainment, and air travel. Ongoing social distancing and restrictions on large gatherings also continue to limit the ability of businesses in some service industries to operate at full capacity. At the same time, weakness in the energy and non-energy sectors is weighing on business services. As a result, domestic and export demand for services are expected to contract sharply this year before seeing a partial recovery next year.

Lower demand hits exports

Business disruptions, along with the economic downturn in Canada and globally, are weighing on Alberta exports. While manufacturing shipments and goods exports stabilized in June, they have retreated over 20% since February, led by a decline in energy products. Non-energy exports are also down more than 10% from a year ago. Overall, real exports are expected to fall nearly 13% this year, compared with the Budget forecast of 3.5% growth. Exports are anticipated to pick up next year in tandem with the modest recovery in the global economy.

Oil production declines

A rebound in oil production was expected to spearhead exports and drive this year’s growth at Budget. However, this changed in March, when the sharp decline in demand prompted producers to drastically cut output. Oil production is estimated to have retreated by over 700,000 barrels per day (bpd) between February and May, representing about a fifth of total production in the province. While it is expected to slowly ramp up in the near term as demand improves, production is forecast to average nearly 3.3 million bpd this year, about 260,000 bpd lower than in 2019. It is not expected to return to pre-pandemic levels until after 2021.

Given Alberta’s success in mitigating the initial spread of COVID-19, the province began to take steps in mid-May to ease public health measures. Recent indicators suggest that activity is beginning to recover in some sectors. Significant government support measures, which have mitigated the impact of the pandemic on incomes and employment, are supporting the economy (See pages 5 and13). Nonetheless, the province will see a severe contraction in economic activity this year. Real Gross Domestic Product (GDP) is forecast to contract 8.8%, the largest annual decline in modern day history. Employment is forecast to fall a record 7.0% and the unemployment rate to average 11.6% (Chart 1).

As the economy continues to re-open, activity will recover, but the pace is expected to be gradual. Some public

Chart 1: Outlook has changed dramatically since Budget 2020 Selected Key Economic Indicators, 2020 Source: Alberta Treasury Board and Finance

12	2020–21 First Quarter Fiscal Update and Economic Statement

Oil prices pull back

Global oil prices have fallen sharply since Budget as the pandemic led to a dramatic retrenchment in global economic activity and oil demand. West Texas Intermediate (WTI) briefly touched negative prices in late April, but has since recovered to above US$40 per barrel in recent weeks. Oil demand has picked up as many countries around the world are slowly reopening their economies. An ongoing commitment by the Organization of Petroleum Exporting Countries and its allies (OPEC+) to restrain output is also providing some support to prices. Despite the rebound, abundant supply and high inventory levels are expected to keep a lid on prices in the near term. WTI is forecast to average US$35.60/ bbl in 2020-21, more than US$22/bbl below Budget expectations of US$58/bbl. The differential between WTI and Western Canadian Select (WCS) has remained close to US$10/bbl since April amid a gradual demand recovery in the U.S., ongoing production restraint and sufficient pipeline capacity in Alberta. As production slowly ramps up to meet growing petroleum demand in the U.S., the differential is expected to widen in the near term to reflect pipeline transportation costs. It is forecast to average US$12.50/bbl in 2020-21, US$6.6/bbl lower than Budget expectations of US$19.10/bbl.

Energy investment plunges

In response to the collapse in the global oil market and liquidity concerns, Canadian producers have significantly reduced capital spending. After a solid start to the year, rigs drilling slowed sharply in March and was down nearly 80% year-over-year in the second quarter. While the decline in drilling activity appears to have bottomed out, producers are expected to remain disciplined with capital spending. Investment in oil and gas extraction is forecast to fall by over $8 billion (or more than 30%) this year, with the decline more pronounced in the conventional sector. This was a dramatic turnaround from Budget when increased takeaway capacity and easing production constraints were expected to lift oil and gas investment in the province by almost $1.5 billion (or 5.8%) in 2020. Oil and gas investment is expected to see a modest improvement next year in tandem with the slow recovery in oil prices.

Non-energy spending slows

Business investment outside oil and gas extraction is also expected to slow this year, albeit at a more modest pace than in the energy sector. While Alberta has allowed construction activity to continue during the pandemic, many companies have shelved or put expansion plans on hold in the face of weaker demand and elevated uncertainty. In particular, the pandemic is the latest blow to the commercial real estate sector already struggling with high vacancies. Moreover, some projects already underway have experienced delays due to supply chain disruptions and lower productivity in worksites arising from public health measures. As a result, business investment outside oil and gas extraction is forecast to fall about 9% after growing over the last two years. It is expected to improve slowly next year. Weakness in commercial construction will be partly offset by a ramp-up in infastructure spending by the provincial government.

Labour market on the mend

While the labour market is recovering, it has a long way to go. With the economy gradually reopening, employment rebounded by 187,000 jobs in the last three months. This was led by the service-sector industries that were most impacted by the COVID-19 disruptions. However, with health measures remaining in place for travel and large gatherings, employment in some service industries remains well below pre-COVID levels (Chart 2). Overall, employment remains more than 170,000 below February’s level and the unemployment rate is still elevated at nearly 13%.

Many Albertans who are still employed have been working fewer hours, and many unemployed are not looking for work. This slack in the labour

Government measures cushion COVID blow

Unprecedented stimulus by both the federal and provincial governments is helping to mitigate COVID-19 impacts. Albertans are being supported through the provincial COVID-19 emergency income support program (over $100 million), the federal Canada Emergency Response Benefit (about $10 billion in Alberta), and a multitude of other programs. Programs like the Small and Medium Enterprise Relaunch Grant ($200 million), the Canada Emergency Wage Subsidy (around $11 billion in Alberta), energy sector supports, and programs improving access to credit or reducing or deferring costs, have given support to businesses struggling during COVID.

In the absence of government programs, the impact of the pandemic on incomes and activity in the province would have been much more severe. As it stands, Alberta’s nominal GDP, a broad measure of income, is forecast to decline almost 14% in 2020. Transfers to individuals are partially offsetting the declines in household income due to employment losses and propping up consumer spending and the housing market. Business supports are limiting employment losses and keeping businesses functioning.

Incomes are not expected to post a speedy recovery out of this downturn, especially with the limited improvement in oil prices in 2021. Given that most COVID-19 support programs are set to end this year, Alberta’s transition will be supported by the province’s commitment to create a competitive business environment and increase capital spending. Fully implementing the Job Creation Tax Cut on July 1, 2020, 1.5 years sooner than planned, will encourage business to invest in Alberta sooner. This, along with the government’s commitment to $10 billion in infrastructure projects (see p. 11 for more details), will help offset some of the weakness in private sector investment and construction created by the uncertainty of COVID-19.

2020–21 First Quarter Fiscal Update and Economic Statement	13

force will result in a slow recovery. Employment is forecast to decline 7.0% and the unemployment rate to average 11.6% this year. While COVID-related impacts are expected to dissipate in 2021, weak investment will continue to weigh on the labour market. Employment is forecast to grow 4.3% and the unemployment rate to average 9.5% next year.

Population growth to slow

After picking up in the last two years, Alberta’s population growth is set to slow in the near term. It is forecast to decelerate from 1.6% in the 2019 census year to 1.4% in 2020 and below 1.0% in the following year. International migration is expected to remain positive but fall from previous levels as a result of travel restrictions, immigration processing delays, and policy changes to the provincial nominee program. At the same time, relatively high unemployment in Alberta will result in net outflows of interprovincial migrants.

Shutdowns hit spending

Consumer spending plunged during the pandemic as public health measures forced many non-essential businesses to shut doors or operate at limited capacity. While spending has rebounded sharply (Chart 3), much of the consumption will not be recouped and real consumer spending is forecast to decline by 6.9% this year. The economic uncertainty and continued weakness in the labour market will keep consumer cautious into 2021. Although government income supports boosted spending this year, the winding down of these programs will keep spending growth contained next year.

Housing market improving

After nearly seizing up during the height of the pandemic, the housing market has found some momentum. Home sales have rebounded strongly in the last three months and are back to pre-pandemic levels. Housing starts have also rebounded after plunging to the lowest level since mid-2009. With the Bank of Canada cutting rates aggressively, declining mortgage rates and pent-up demand have aided the rebound in the housing market. Housing starts are forecast to average around

21,000 units in 2020 compared to Budget expectations of 28,000. While low mortgage rates are expected to support demand, the weak employment recovery and slower population growth will keep a lid on growth. Housing starts are forecast to increase only modestly in 2021 to around 24,000.

Risks to outlook

The economic outlook is extraordinarily uncertain. While activity is expected to improve as public health measures are gradually lifted and confidence is restored, the pace of recovery will largely depend on how the pandemic unfolds. A severe second wave of infections in the province may require additional public health measures. Moreover, some sectors of the economy may undergo structural changes amid ongoing restrictions, which could lead to permanent business closures and layoffs. A resurgence in COVID-19 cases around the world, along with escalating trade tensions, could also derail the recovery in the global economy and oil prices. On the upside, a stronger-than-expected recovery in the global economy and oil prices would hasten the recovery.

Chart 2: Strong rebound in hardest hit industries

Change in employment

Source: Statistics Canada

Chart 3: Household indicators rebound from pandemic lows

Number of home sales and value of retail trade

Sources: Statistics Canada and Canadian Real Estate Association

14	2020–21 First Quarter Fiscal Update and Economic Statement

Key Energy and Economic Assumptions

		2020-21	2020-21 Fiscal Year
Fiscal Year Assumptions	2019-20 Actual	3 Month Actual	Budget	1st Quarter
Prices
Crude Oil Price
WTI (US$/bbl)	54.85	27.85	58.00	35.60
Light-Heavy Differential (US$/bbl)	14.82	11.47	19.10	12.50
WCS @ Hardisty (Cdn$/bbl)	53.14	22.42	51.20	31.40
Natural Gas Price
Alberta Reference Price (Cdn$/GJ)	1.39	1.62	1.70	1.90
Production
Conventional Crude Oil (000s barrels/day)	487	N/A	488	412
Raw Bitumen (000s barrels/day)	3,085	N/A	3,249	2,830
Natural Gas (billions of cubic feet)	4,045	N/A	4,144	3,897
Interest rates
3-month Canada Treasury Bills (per cent)	1.56	0.22	1.70	0.20
10-year Canada Bonds (per cent)	1.42	0.59	2.00	0.60
Exchange Rate (US¢/Cdn$)	75.2	72.2	76.5	73.0

	2019 Calendar Year		2020 Calendar Year		2021 Calendar Year
Calendar Year Assumptions	Budget	Actual	Budget	1st Quarter	Budget	1st Quarter
Gross Domestic Product
Nominal (millions of dollars)	350,538	347,035*	360,275	298,856	381,666	317,748
per cent change	1.7	0.6*	2.8	-13.9	5.9	6.3
Real (millions of 2012 dollars)	347,673	344,394*	356,485	314,112	366,415	328,604
per cent change	0.3	-0.6*	2.5	-8.8	2.8	4.6
Other Indicators
Employment (thousands)	2,343	2,343	2,375	2,178	2,426	2,272
per cent change	0.5	0.5	1.4	-7.0	2.1	4.3
Unemployment Rate (per cent)	6.9	6.9	6.7	11.6	6.0	9.5
Average Weekly Earnings	1.6	1.4	2.8	2.5	3.3	1.7
(per cent change)
Primary Household Income	3.1	2.1*	4.4	-5.2	5.2	5.1
(per cent change
Net Corporate Operating Surplus	-3.9	-10.7*	-2.7	-72.8	18.4	46.2
(per cent change)
Housing Starts (thousands of units)	27.3	27.3	28.0	21.4	28.8	23.9
Alberta Consumer Price Index	1.8	1.8	2.0	1.2	2.0	1.7
(per cent change)
Population (July 1st, thousands)	4,371	4,371	4,439	4,434	4,514	4,464
per cent change	1.6	1.6	1.6	1.4	1.7	0.7

*	Alberta Treasury Board and Finance estimate

2020–21 First Quarter Fiscal Update and Economic Statement	15

Fiscal Stabilization Program

Alberta is a key contributor to Canada

Alberta has been a major contributor to the Canadian economy for decades. Alberta attracted nearly a quarter of the capital investment in the country last year, and was responsible for over 20 per cent of the Canadian goods exported internationally.

Alberta’s fiscal contribution to the Canadian federation has been equally substantial. Over the past 25 years, Albertans have made a net contribution to Canada of more than $400 billion (in 2018 dollars).

Over the most recent five-year period (2014-2018), Alberta’s contribution of almost $4,800 per person was more than triple that of the second-highest contributing province.

Alberta’s economic and fiscal contributions to Canada play a vital role in driving and sustaining the national economy, as well as in funding the federal programs upon which all Canadians rely. Pipeline delays and federal legislation, such as Bill C-69 and Bill C-48, have damaged conditions for investment and national economic growth. Further impediments to Alberta’s prosperity will slow Canada’s recovery from COVID-19.

Inadequacy of the

Fiscal Stabilization Program

Due to the collapse in global oil prices beginning in the second half of 2014, government of Alberta revenue fell by nearly $7 billion – or 14 per cent – in 2015-16. Despite this massive decline in revenue, Alberta only received a payment of $251 million under the federal Fiscal Stabilization Program. This payment covered less than four per cent of Alberta’s revenue decline in 2015-16, and represented just one per cent of Alberta’s net fiscal contribution to Canada in 2015.

Alberta also submitted a fiscal stabilization claim in respect of the 2016-17 fiscal year, and received a capped payment of $251 million.

The main reason for Alberta’s relatively small fiscal stabilization payment for 2015-16 and 2016-17 was the $60 per resident cap on payments. Without the cap, Alberta would have qualified for a fiscal stabilization payment of $1.7 billion for 2015-16 and $1.2 billion for 2016-17.

In short, the arbitrary cap cost Alberta over $2.4 billion in foregone fiscal stabilization entitlements.

This arbitrary cap was put in place in 1987, twenty years after the program began, and has not been changed since. The cap is exceptionally small when compared to the per capita allocations of other major fiscal transfers today. Moreover, fiscal stabilization payments to provinces are already constrained through eligibility thresholds, which act as a large deductible for revenue declines. For a program that has relatively small and infrequent payments and is only required under dire provincial circumstances, the existence of a hard cap is unwarranted.

There is a strong policy rationale for the Fiscal Stabilization Program as a revenue stabilization tool. Through the program, the federal government can risk share to help mitigate the effects on provinces, who are more exposed individually to adverse events. The program’s original intent and effectiveness has eroded substantially over the past several decades, and it no longer achieves its original purpose nor addresses the current needs of provinces. Recent research by economists Bev Dahlby and Trevor Tombe has also highlighted the need for fundamental program reforms to the Fiscal Stabilization Program, including the removal of the $60 per capita cap.

Removal of the $60 Per Capita Cap

The Fiscal Stabilization Program’s failure to adequately address Alberta’s severe revenue losses during the recent recession, while the rest of the country continued to benefit from Alberta’s large net fiscal contributions, constitutes a serious failure of Canadian fiscal federalism.

Alberta continues to advocate for changes to the Fiscal Stabilization Program, including the removal of the cap, and has received unanimous support from all provinces.

Provinces continue to await a formal federal review of the program.

2020-21 Fiscal Stabilization Claim

The economic impact of COVID-19 combined with the collapse in oil prices has highlighted the need for a well functioning Fiscal Stabilization Program across the country. There have been significant impacts on Alberta’s revenue in 2020-21, which will likely result in Alberta being eligible for another payment under the Fiscal Stabilization Program.

Based on current revenue projections, Alberta would be expected to receive a fiscal stabilization payment of nearly $4 billion for this year, if not for the cap (which could limit our claim to just under $270 million).

It is critical that the Federal Government take immediate steps to address these serious deficiencies in the Fiscal Stabilization Program.

Source:	Department of Finance Canada and Alberta Treasury Board and Finance

16	2020–21 First Quarter Fiscal Update and Economic Statement

Alberta’s Tax Advantage

The Alberta government remains committed to creating the most competitive business and tax climate for investment and jobs.

Prior to COVID-19, Alberta was well positioned to bring back investment and jobs. The province’s business competitiveness was bolstered by the government’s Job Creation Tax Cut (JCTC) and red tape reduction efforts. The JCTC lowered the general corporate income tax rate from 12% to 10% on January 1, 2020, reversing the damaging tax increases on job creators introduced by the previous government. The legislated rate was scheduled to fall further to 8% by January 1, 2022.

In recognition of the impacts of COVID-19 and the new lower oil price environment, the JCTC was accelerated as part of Alberta’s Recovery Plan. With the 8% corporate tax rate in effect as of July 1, 2020, Alberta’s corporate tax rate is now 30% lower than the next lowest province and the combined federal-provincial / state business tax rate of 44 US states. With one of the most competitive general corporate tax rates in North America, Alberta’s tax system is better positioned than that of other jurisdictions to support economic recovery and job creation. Albertans and their families will benefit from the JCTC, as research has shown that workers ultimately bear most of the burden of corporate tax increases through lower overall wages.

Alberta’s Recovery Plan also includes the new Innovation Employment Grant (IEG). This grant dovetails with the JCTC and will encourage economic growth and job creation by supporting small and medium-sized businesses that invest in research and development in the early stages of their operations. Together, the IEG and the JCTC will reward job creation and support companies of all sizes and at all stages of their business life cycle.

In addition to low corporate taxes, Alberta generally has the lowest provincial taxes for households. A family with two children earning $75,000 would pay $2,800 more in provincial tax in BC and $4,300 more in Ontario. A similar family earning $150,000 would pay $5,000 more in BC and $9,000 more in Ontario.

As the economy recovers from the devastating impacts of COVID-19, the government is focused on addressing its fiscal situation through spending restraint and following the advice of the Mackinnon Panel to align Alberta’s per capita spending with other jurisdictions. The government will be responsible stewards of taxpayer dollars while creating the conditions to get the province back to work.

*	The five provinces included in the average include British Columbia, Saskatchewan, Manitoba, Ontario and Quebec.

Source:	Treasury Board and Finance
*

Additional taxes paid in other provinces relative to Alberta. Assumes single income family with two children. Includes personal income tax, sales tax, health premium, payroll tax, fuel tax and net provincial carbon tax.

2020–21 First Quarter Fiscal Update and Economic Statement 17

Reporting Methodology and Legislative Compliance

Method of Consolidation

The 2020-21 First Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2020. This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Compliance with Legislation

The Fiscal Planning and Transparency Act (FPTA) requires a public report on the accuracy of the Fiscal Plan for a fiscal year on or before August 31. The FPTA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2020-21 First Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2020 estimates and first quarter forecasts for revenue and expense (including details and categories of each); the surplus / (deficit); cash adjustments and balance; a summary balance sheet; the Capital Plan; and borrowing requirements and sources. An updated Alberta economic outlook, with associated assumptions, is also provided.

The forecast provided in this report is in compliance with the requirements of the FPTA.

18	2020–21 First Quarter Fiscal Update and Economic Statement

2020–21 First Quarter Fiscal Update and Economic Statement	19